FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated January 9, 2012

Item 1

Press Release

Santander reaches 9% core capital six months

ahead of the EBA requirement

•	Banco Santander reiterates its goal of having 10% core capital at the close of June, 2012, one point above the level required by the EBA.

Madrid, Jan. 9, 2012. During the last few months of 2011 Banco Santander has carried out a series of measures regarding capital, allowing it to achieve a core capital ratio of 9% ahead of the European Banking Authority’s (EBA) deadline of June 30th, 2012.

At the start of December, the EBA disclosed its capital requirements for the main European banks. According to the EBA, Banco Santander’s additional capital needs amounted to EUR 15,302 million. This amount has been obtained as follows:

•	EUR 6,829 million through Valores Santander.

•	EUR 1,943 million through the exchange of preferred shares for ordinary new shares.

•	EUR 1,660 million through the application of the Santander Dividendo Elección program (scrip dividend) at the time of the final dividend corresponding to fiscal year 2011.

•	EUR 4,890 million through organic capital generation and the transfer of certain stakes, mainly in Chile and Brazil.

Regarding the latter, Santander reached in December 2011 an agreement (implemented during the first week of 2012) to transfer 4.41% of Santander Brazil to a major international financial institution who will deliver such shares to holders of convertible bonds issued in October, 2010, by Banco Santander, when these mature, pursuant to the terms of said convertible bonds.

Santander has begun 2012 as one of the world’s most solid and well-capitalised banks, and reiterates its goal of increasing its core capital ratio to 10% in June, 2012, one point above the level required by the EBA, while maintaining total shareholder remuneration corresponding to fiscal year 2011 of euro 0.60 per share for a third consecutive year.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 9, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President